UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
January 03, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

APPOINTMENT OF CHIEF EXECUTIVE OFFICER Johannesburg. Wednesday 2 January 2008. Patrice Motsepe, Chairman of the Board, is pleased to announce the appointment of Graham Briggs as Chief Executive Officer of Harmony Gold Mining Company Limited with effect from 1 January 2008. Harmony appointed a selection panel at the end of October, 2007, made up of four non-executive Board members, to oversee the selection process for the position of Chief Executive Officer. The Panel engaged the services of a professional executive search company to assist in identifying candidates who would qualify for the position. A comprehensive brief was used in identifying the candidates in South Africa as well as some candidates abroad. Discussions with 36 potential candidates were held. The final shortlist consisted of four candidates and they were invited for formal interviews. Patrice Motsepe says, “Graham proved to be the outstanding candidate and we are pleased to announce that the board has unanimously appointed him as Chief Executive Officer as from 1 January 2008. He has been overseeing the introduction of the Harmony “back to basics” management style and has done a great job. Harmony is on its way to being the globally competitive and profitable company that we know it can be.” ends. Issued by Harmony Gold Mining Company Limited 2 January 2008 For more details contact: Patrice Motsepe Chairman on +27 (0) 11 779 1476 or Graham Briggs Acting Chief Executive on +27(0)11 411 2012 +27 (0)83 265 0274 or Amelia Soares General Manager, Investor Relations on +27 11 411 2314 or +27 (0)82 654 9241 Corporate Office: Randfontein Gold Mine P O Box 1 Randfontein South Africa 1796 T +27 (11) 411 2000 For the comprehensive set of results please visit www.harmony.co.za JSE: HAR HAR NYSE: HMY NASDAQ: HMY ISIN No.: ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 03, 2008
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott

Title: Interim Financial Director